UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934 (Amendment No.1)
EPAM Systems, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
29414B104
(CUSIP Number)
December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

_______________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
	Russia Partners II, LP 76-0755111
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	4,644,522
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	4,644,522
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		4,644,522
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		10.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		PN

 Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
	Russia Partners II EPAM Fund, LP 20-3993982
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	2,814,850
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	2,814,850
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		2,814,850
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		6.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		PN

 Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
	Russia Partners II EPAM Fund B, LP 26-0149488
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	137,707
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	137,707
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		137,707
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		0.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		PN

 Page 5 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
	Russia Partners III, L.P. 98-0587686
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	221,385
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	221,385
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		221,385
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		0.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		PN

 Page 6 of 7 Pages

Amendment No. 1 to Schedule 13G

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission (the “Commission”) by the Reporting Persons with respect to the Common Stock of the Issuer on February 8, 2013 (the “Schedule 13G”).  Terms defined in the Schedule 13G are used herein as so defined.

Item 4.	Ownership.

The information set forth in Rows 5 through 11 of the cover pages to this Amendment No. 1 to Schedule 13G and under Item 2(a) of the Schedule 13G is incorporated herein by reference for each Reporting Person. Ownership is stated as of December 31, 2013 and ownership percentages are calculated based on 46,502,771 shares of Common Stock outstanding as of November 1, 2013, as reported in the Issuer’s Prospectus Supplement on Form 424(b)(5) filed with the Commission on November 25, 2013.

 Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  February 7, 2014

RUSSIA PARTNERS II, LP By: Russia Partners Capital II M, LLC, its General Partner
By:	/s/ Donald P. Spencer
Name: Donald P. Spencer Title: Managing Director
RUSSIA PARTNERS II EPAM Fund, LP By: Russia Partners Capital II E, LLC, its General Partner
By:	/s/ Donald P. Spencer
Name: Donald P. Spencer Title: Managing Director
RUSSIA PARTNERS II EPAM Fund B, LP By: Russia Partners Capital II E, LLC, its General Partner
By:	/s/ Donald P. Spencer
Name: Donald P. Spencer Title: Managing Director

RUSSIA PARTNERS III, L.P. By: Russia Partners Capital III, LLC, its General Partner
By:	/s/ Donald P. Spencer
Name: Donald P. Spencer Title: Managing Director